July 27, 2012

VIA EDGAR CORRESPONDENCE

Ms. Cecilia Blye

Office of Global Security Risk Chief

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Dresser Rand Group Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 29, 2012
File No. 001-32586

Dear Ms. Blye:

This letter sets forth the responses of Dresser-Rand Group Inc. (“Dresser-Rand,” and together with its subsidiaries, the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in the Staff’s letter dated June 25, 2012. For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by our response.

Risk Factors, page 16

Economic, political and others risks associated with worldwide sales and operations could adversely affect our business, page 19

1.	Please update us on your contacts with Iran, Syria, Sudan and Cuba since your letters to us of April 3, 2009 and May 21, 2009. As you know, Iran Syria, Sudan and Cuba are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. Please tell us about any contacts with these countries since your 2009 letters, including descriptions of past, current and anticipated contacts through affiliates, subsidiaries, distributors, resellers or other direct or indirect arrangements.

Please describe Grupo Guascor’s contacts with these countries. We note 2011 news articles reporting that Guascor inked several contracts to supply and install power generation equipment in Iran for a total value of $200M, and that Grupo Guascor has a subsidiary/joint venture called Genreacion Caribe S.A. (Cuba) (listed as a subsidiary in Exhibit 21.1) which is 70% controlled by a subsidiary of state utility Union Nacional Electrica.

Ms. Cecilia Blye

Securities and Exchange Commission

Finally, we note from your Form 10-K that your clients include the following companies which have contacts in Iran, Syria, Sudan and/or Cuba: BP, Chevron, Dow Chemical, ExxonMobile, Petrobras, Repsol, Royal Dutch Shell, Statoil, Total and Pemex. Tell us whether these clients use your products, components or services in their contacts or operations in Iran, Syria, Sudan or Cuba.

Describe the services or products you have provided to Iran, Syria, Sudan and Cuba and describe any agreements, commercial arrangements, or other contacts you have had with the governments of these countries or entities controlled by them. For instance, we note the disclosure that sales in Iran and Syria were to clients including enterprises controlled by government agencies in the oil, gas, petrochemical and power generation industries.

Response.

Overview:

A small number of non-U.S. subsidiaries of Dresser-Rand operating without facilitation by or through any of Dresser-Rand’s U.S. subsidiaries or U.S. persons, have very limited contacts with Iran, Syria, Sudan and Cuba (the “Sanctioned Countries”) as described in further detail below. In fact, in January 2008 and March 2010, Dresser-Rand put in place policies that prohibit its non-U.S. subsidiaries from entering into new contracts involving sales of new units and aftermarket parts and services, respectively, with clients located in the Sanctioned Countries, which polices are more restrictive than what is required by applicable law. These limitations apply on a prospective, post-acquisition basis with regard to subsidiaries we acquire. Pursuant to these policies, the Company continues to perform under contracts or arrangements that were in place prior to the adoption of these policies or the acquisition, so long as permitted by applicable law, but renewal of any such contracts or arrangements is prohibited. Additional detail regarding our policies restricting or prohibiting sales of our products and services into the Sanctioned Countries may be found in our annual report on Form 10-K for the year ended December 31, 2011 (the “Form 10-K”).

Ms. Cecilia Blye

Securities and Exchange Commission

During the period following Dresser-Rand’s letters to the Staff dated April 3, 2009 and May 21, 2009 (the “2009 Response Letters”), certain non-U.S. subsidiaries of Dresser-Rand have continued to sell a very limited amount of products and services to customers based in Iran, Sudan and Syria, but only within the limited confines of our policies described above. In addition, as a consequence of the Company’s acquisition of Grupo Guascor in May 2011, a non-U.S. subsidiary of Dresser-Rand has very minimal contacts with Cuba that are being addressed pursuant to the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) licenses described below. Dresser-Rand believes that these contacts and any related transactions are either not subject to, or are in compliance with, U.S. laws and regulations. Further, Dresser-Rand’s non-U.S. subsidiaries do not maintain offices, assets or employees in the Sanctioned Countries.

Excluding the additional contacts with these countries described below that resulted from our acquisition of Grupo Guascor, S.L. and its subsidiaries (collectively, “Guascor”) in May 2011, Dresser-Rand’s non-U.S. subsidiaries’ aggregate sales into Iran, Syria, Sudan and Cuba have declined from approximately 3% of the Company’s total sales in 2009 to less than 0.1% of the Company’s total sales in the first quarter of 2012. Including Guascor’s sales, the aggregate sales into these countries by Dresser-Rand’s non-U.S. subsidiaries still represented less than 2% of the Company’s total sales in the first quarter of 2012.

Contacts with Cuba:

Regarding the Company’s contacts with Cuba, consistent with U.S. law, the Company has made no sales to companies located in Cuba during the period from 2009 through the date of this letter, and does not intend to make any such sales. The Company did, however, inherit the very limited contacts with Cuba described below as a result of its acquisition of Guascor and has addressed those contacts in writing with OFAC. Prior to its acquisition by the Company in May 2011, Guascor was not a “person subject to the jurisdiction of the United States” for purposes of the Cuba Assets Control Regulations, 15 CFR Part 515 (“CACR”). Prior to and at the time of the acquisition, Guascor was already in the process of winding down and liquidating the unsuccessful Generacion Caribe (“Gecar”) joint venture, which had only two limited transactions that were not material in any respect to Guascor. In fact, we understand that the Gecar joint venture had only nominal assets. The purpose of this joint venture had been to locate business opportunities for Guascor; however, we understand that only the two limited transactions referenced above resulted, and that Gecar was at the time of the acquisition, and currently is, a dormant entity existing solely for purposes of completing its winding down. Prior to the closing of its acquisition of Guascor, the Company obtained a specific license from OFAC authorizing it and/or Guascor to engage in the transactions required to complete the liquidation and termination of Gecar. Guascor is currently pursuing the wind-down of Gecar in accordance with OFAC’s authorization, which is effective until May 31, 2013.

Ms. Cecilia Blye

Securities and Exchange Commission

At the time of its acquisition by the Company, Guascor also had a 40% interest in a joint venture with a subsidiary of Petroleos de Venezuela to build a plant in Venezuela for the assembly of certain internal combustion engines. The joint venture is not yet in operation and, therefore, has not engaged in any transactions. Although no Cuban national is a party to the joint venture agreement, that agreement and certain ancillary agreements include a provision that could suggest that Cuba is an intended market for engines to be assembled at the plant. In the event such language could be read under the CACR to create a Cuban interest in the joint venture agreements, the Company obtained a specific license from OFAC prior to the acquisition to permit the Company and/or Guascor to perform the agreements provided certain measures are implemented to ensure that the joint venture does not sell to or engage in any transactions with Cuba or Cuban nationals. The OFAC license is effective until May 31, 2013.

Contacts with Iran:

Regarding the Company’s contacts with Iran, as evidenced by the policies described above, Dresser-Rand had made determinations in January 2008 and March 2010 to curtail its business with Iran by prohibiting its non-U.S. subsidiaries from entering into new contracts or arrangements involving sales of new units and aftermarket parts and services, respectively, with clients located in the Sanctioned Countries. However, consistent with such policies, since the 2009 Response Letters, certain of Dresser-Rand’s non-U.S. subsidiaries have continued to sell reciprocating compressors and steam turbines, together with spare parts and field services for such equipment, to various companies located in, and controlled by the government of, Iran.

All of these sales, together with other sales of compressors, turbines and related spare parts and field services by such non-U.S. subsidiaries of Dresser-Rand to a limited number of privately-owned Iranian companies and other non-Iranian companies doing business in Iran, were conducted pursuant to individual purchase orders or other binding arrangements that were in effect prior to Dresser-Rand’s adoption of its policies described above and also, in some instances, prior to the Company’s acquisition of non-U.S. subsidiaries that received the order.

Prior to its acquisition by the Company in May 2011, Guascor had entered into a limited number of contracts with companies located in Iran, including an entity affiliated with the government of Iran. These contracts provided for the sale of power generation equipment and related parts and services, which sales we understand are permissible under applicable U.S. and European Union (“EU”) laws. Immediately upon the closing of the acquisition, the Dresser-Rand policies described above related to the Sanctioned Countries became applicable to Guascor and, as such, Guascor was prohibited from entering into any new contracts or arrangements after the date of the acquisition. Accordingly, all of the sales by Guascor to entities in Iran since the acquisition have been pursuant to arrangements that pre-dated the Company acquiring ownership of Guascor.

Ms. Cecilia Blye

Securities and Exchange Commission

Contacts with Sudan:

The Company’s contacts with Sudan have been very limited since the 2009 Response Letters, involving the sales to three companies in Sudan of spare parts for compressors and spare parts and field and repair services for steam turbines. A portion of these sales involved the purchase by a company that was minority-owned by the government of Sudan, under separate purchase orders of spare parts and field services for a steam turbine purchased by it from the Company in 1976. All of these sales of spare parts and field and repair services were conducted pursuant to agreements, purchase orders or other arrangements that were in effect prior to either (1) Dresser-Rand’s March 2010 policy prohibiting new contracts for aftermarket parts and services with clients located in the Sanctioned Countries or (2) the Company’s acquisition of non-U.S. subsidiaries that received the order.

Consistent with the policies described above, the Company has not entered into any new contracts with any entities located in Sudan since 2010, and in each of 2009, 2010 and 2011, the aggregate sales into Sudan by the Company’s non-U.S. subsidiaries represented less than 0.1% of the Company’s total sales for such year.

Contacts with Syria:

The Company’s contacts with Syria since 2009 principally relate to sales under a contract entered into in 2008 with a state-owned natural gas company in Syria. This contract provides for the overhauling of a power turbine, together with supplying spare parts and on-site technical assistance. All performance by the Company under this contract was suspended in December 2011 pursuant to the EU Decision 2011/782, which imposed additional sanctions against Syria.

The balance of the Company’s contacts with Syria since 2009 involved very limited sales in 2010 of spare parts, pursuant to a purchase order issued in December 2009, for a centrifugal compressor purchased from the Company in 1977 by another state-owned company.

Consistent with the policies described above, the Company has not entered into any new contracts with any entities located in Syria since 2009, and in each of 2009, 2010 and 2011, the aggregate sales into Syria by the Company’s non-U.S. subsidiaries represented 0.3% or less of the Company’s total sales for such year.

Ms. Cecilia Blye

Securities and Exchange Commission

Client Contacts with Sanctioned Countries:

Although, as indicated in your comment letter, several of our clients have contacts and/or operations in Iran, Syria, Sudan and/or Cuba, to our knowledge, such clients are not improperly or illegally diverting our products, components or services. Dresser-Rand has established processes and procedures to help ensure that new equipment and aftermarket parts are not delivered to, or used in, one of the Sanctioned Countries in violation of any applicable law or Dresser-Rand policy.

With respect to newly-manufactured equipment of the Company (“OEM Equipment”), no person in the Company now has the authority to accept any opportunity which would result in our OEM Equipment being delivered to or through one of the Sanctioned Countries. The risk of OEM Equipment being diverted to one of these Sanctioned Countries is mitigated given that most OEM Equipment is customized for a specific application at a particular location. Most of our OEM Equipment generally cannot be operated in a facility other than the facility and application for which it is specifically designed. In addition, the Company often installs or commissions the OEM Equipment. Further, as a matter of general practice, the Company requires clients to agree not to export or re-export any OEM Equipment sold to them by the Company in violation of any applicable export laws or regulations.

With regard to aftermarket parts for OEM Equipment, it is our general practice to request the final destination of all aftermarket part sales. Any opportunity that would involve a Sanctioned Country is rejected (unless permitted by law and the policies described above). Dresser-Rand policy requires verification of this final destination when possible. This verification is accomplished through a cross reference match between the serial number of the OEM Equipment (provided by the client) and the Company records. In order to accomplish this, the Company maintains a database that indicates where almost all OEM Equipment is located around the world. When ordering parts, clients are generally required to provide a serial number for the OEM Equipment, which the Company sales team verifies against the database to ensure the OEM Equipment location and final destination provided by the client match. In the event that the OEM Equipment is located in one of the Sanctioned Countries, aftermarket parts and services will not be provided for such OEM Equipment. The risk of aftermarket parts being diverted to one of the Sanctioned Countries is limited given that many of such parts are customized for a particular piece of OEM Equipment.

Finally, with respect to aftermarket parts for equipment originally manufactured by another company, or in cases where the serial number for the OEM Equipment cannot otherwise be provided, it is our general practice to require the client to deliver a certification confirming that the aftermarket parts will not be exported or re-exported in violation of any applicable laws or regulations.

Ms. Cecilia Blye

Securities and Exchange Commission

While Dresser-Rand cannot state with absolute certainty that none of these clients has ever diverted OEM Equipment or aftermarket parts to one of the sanctioned countries, we believe that our policies and practices described above represent best practices in ensuring that our clients comply with applicable laws and regulations with respect to our products.

2.	Please discuss the materiality of your contacts with Iran, Syria, Sudan and Cuba described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets and liabilities for the last three fiscal years and subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. In this regard, please tell us why your risk factor disclosure no longer includes a discussion of the risk of divestment and the risk to the company’s reputation as a result of contacts with the referenced countries.

Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions toward companies that have operations associated with Iran, Syria, Sudan and Cuba.

Response. Dresser-Rand does not believe that the business activities of its non-U.S. subsidiaries in the Sanctioned Countries, either individually or in the aggregate, are material to the Company’s overall business or constitute a material investment risk for Dresser-Rand’s stockholders. In reaching this conclusion, Dresser-Rand considered both quantitative and qualitative factors.

Dresser-Rand’s quantitative analysis involved consideration of the following facts: (1) that the sales to the Sanctioned Countries represented approximately 3% or less of the Company’s total sales during each of the past three fiscal years; (2) that, excluding sales by Guascor, the sales to the Sanctioned Countries in the first quarter of 2012 represented less than 0.1% of the Company’s total sales during such period; and (3) that, including Guascor’s sales, the total sales to the Sanctioned Countries in the first quarter of 2012 still represented less than 2% of the Company’s total sales during such period.

Ms. Cecilia Blye

Securities and Exchange Commission

Dresser-Rand’s qualitative analysis involved consideration of the effect of its policies prohibiting our non-U.S. subsidiaries from entering into new contracts with clients located in Sanctioned Countries, as well as Dresser-Rand’s policies, processes and procedures for ensuring compliance with U.S., EU and other applicable laws, regulations and export control requirements pertaining to transactions with and exports to the Sanctioned Countries. The policies pertaining to the Sanctioned Countries are expected to reduce the business involving these countries as Dresser-Rand’s non-U.S. subsidiaries fulfill their remaining obligations under pre-existing arrangements, further reducing the level of risk to Dresser-Rand and its security holders. Dresser-Rand’s compliance policies, processes and procedures are expected to help ensure that those sales to the Sanctioned Countries pursuant to pre-existing agreements as described above are conducted in accordance with the applicable laws and regulations, also diminishing the level of risk to Dresser-Rand and its security holders.

In addition, Dresser-Rand’s qualitative analysis considered the potential impact of these contacts with the Sanctioned Countries upon Dresser-Rand’s reputation and share value. Although Dresser-Rand does not believe that it has experienced any material adverse impact on its reputation or the value of its publicly-traded securities as a consequence of such contacts, Dresser-Rand included the following disclosure in the Form 10-K to address this risk:

“Although such sales are not material in magnitude to our overall business, certain investors may view even this level of business in such countries adversely. This could have an adverse impact on the market price of our common stock and our Senior Subordinated Notes.”

This disclosure specifically referenced the fact that certain investors may view the Company’s business in these countries adversely, which Dresser-Rand viewed as encompassing the risks to the Company’s reputation as a result of contacts with the referenced countries. Dresser-Rand determined not to include an explicit discussion of the risk of divestment given the decreasing amount of business in these countries due to the implementation of Dresser-Rand’s policies described above. Dresser-Rand does not believe the risk of divestment to be material, either from a quantitative or qualitative standpoint.

In connection with its response, Dresser-Rand acknowledges that:

•	Dresser-Rand is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Ms. Cecilia Blye

Securities and Exchange Commission

•	Dresser-Rand may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please telephone me at (713) 354-5858, or Mark Mai, our Vice President, General Counsel and Secretary, at (713) 973-5356.

Sincerely,

Raymond L. Carney Jr.

Vice President, Controller and Chief Accounting Officer